SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated January 9, 2004
                          (Commission File No. 1-15024)


                               -----------------

                                   Novartis AG
                              (Name of Registrant)

                               -----------------
                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland

                               -----------------

                    (Address of Principal Executive Offices)

                               -----------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosure:   Invitation to Participate in Novartis' Full Year Results 2003
             Presentation.

                                Investor Relations     Novartis International AG
                                                       CH-4002 Basel
                                                       Switzerland

[GRAPHIC OMITTED]                                      Novartis Corporation
                                                       608 Fifth Avenue
                                                       New York, NY 10020
                                                       USA

                        --------------------------------
                                -SAVE THE DATE-
                        --------------------------------

                  Novartis' Full Year Results 2003 Presentation

                                   to be held

                             in Zurich, Switzerland

                                       on

                           Thursday, January 22, 2004

                      Door opening at 13.30, start at 14:00

                                      # # #


-------------------------------------------------------- ----------------------------------------------
Novartis Global Investor Relations
-------------------------------------------------------- ----------------------------------------------
Karen J. Huebscher, Ph.D. +41 61 324 84 33
-------------------------------------------------------- ----------------------------------------------
International office                                     North American office

Nafida Bendali +41 61 324 35 14                          Alex Kelly +1 212 830 24 45

Katharina Furrer +41 61 324 53 16                        John Menditto +1 212 830 24 44

Silke Zentner +41 61 324 86 12                           Sabine Moravi +1 212 830 24 56

                                                         Jill Pozarek +1 212 830 24 45

e-mail: investor.relations@group.novartis.com            e-mail: investor.relations@group.novartis.com

Fax: +41 61 324 84 44                                    Fax: +1 212 830 24 05
www.novartis.com                                         www.novartis.com
-------------------------------------------------------- ----------------------------------------------


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       NOVARTIS AG


Date: January 9, 2004                  By:  /s/ MALCOLM CHEETHAM
                                            -----------------------------
                                       Name:    Malcolm Cheetham
                                       Title:   Head Group Financial Reporting
                                                and Accounting